Supplement


                                                                February 6, 2007
                                                        Toyota Motor Corporation

                        Financial Results for Nine Months
                    (April 1, 2006 through December 31, 2006)


Consolidated statements of income

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


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

                                                                                    (Amounts are rounded to the nearest million yen)
     ----------------------------------------------------===================--------------------------------------------------------
                                                         Nine months ended       Nine months ended       Increase          % of
                                                         December 31, 2006       December 31, 2005      (Decrease)        change
     ----------------------------------------------------===================--------------------------------------------------------
                                                                 Million yen             Million yen     Million yen
     Net revenues                                                 17,618,473              15,286,547       2,331,926           15.3
     Operating income                                              1,668,214               1,291,702         376,512           29.1
     Income before income taxes, minority
         interest and equity in earnings of
         affiliated companies                                      1,782,076               1,495,971         286,105           19.1
     Net income                                                    1,203,987                 968,094         235,893           24.4
     ----------------------------------------------------===================--------------------------------------------------------



Unconsolidated statements of income
(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

                                                                                     (Amounts less than one million yen are omitted)
     ---------------------------------------------------====================--------------------------------------------------------
                                                         Nine months ended       Nine months ended       Increase          % of
                                                         December 31, 2006       December 31, 2005      (Decrease)        change
     ---------------------------------------------------====================--------------------------------------------------------
                                                                 Million yen             Million yen     Million yen
     Net sales                                                     8,506,442               7,325,835       1,180,607           16.1
     Operating income                                                891,476                 530,925         360,551           67.9
     Ordinary income                                               1,261,321                 768,975         492,346           64.0
     Income before income taxes                                    1,261,321                 768,975         492,346           64.0
     Net income                                                      859,730                 528,745         330,985           62.6
     ---------------------------------------------------====================--------------------------------------------------------

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